Exhibit (a)(5)(ii)

Truett-Hurst Contact:

Investor Relations

Phone: (707) 431-7020

Email: IR@truetthurst.com

Truett-Hurst Announces Extension of Tender Offer to Purchase up to 1,000,000 of its Shares

HEALDSBURG, CA — February 11, 2019 — Truett-Hurst, Inc. (NASDAQ: THST) announced today that it has extended the expiration of its previously announced self tender offer to purchase up to 1,000,000 shares of its Class A common stock, including shares issued upon exchange of limited liability company interests of its subsidiary H.D.D., LLC, or such lesser number of shares of its Class A common stock as are properly tendered and not properly withdrawn, at a price of $2.40 per share of Class A common stock, to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer was previously scheduled to expire at 12:00 midnight, New York City time, at the end of the day on February 11, 2019 and will instead expire at 12:00 midnight, New York City time, at the end of the day on February 22, 2019. Truett-Hurst is extending the Offer to provide stockholders with sufficient time to consider supplemental disclosures that it anticipates making in a filing with the SEC.  Truett-Hurst intends to issue a press release promptly following such disclosures to notify stockholders when such supplemental disclosures are available.

Stockholders who have previously validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in response to the extension of the Offer.

Full details of the terms and conditions of the tender offer are included in the Company’s Offer to Purchase and in the Letter of Transmittal relating to the tender offer, as amended, that has been distributed to stockholders and filed with the SEC. Except as described in this news release, the terms of the tender offer remain the same as set forth in the Offer to Purchase and in the Letter of Transmittal.

D.F. King & Co., Inc. is serving as information agent for the Offer. Stockholders with questions, or who would like to receive additional copies of the Offer documents may call D.F. King at (888) 626-0988 (toll free) or email thst@dfking.com.

About Truett-Hurst, Inc.

Truett-Hurst, Inc. (NASDAQ: THST) is a holding company and its sole asset is the controlling equity interest in H.D.D. LLC, an innovative super-premium, ultra-premium and luxury wine sales, marketing and production company based in the acclaimed Dry Creek Valley of Sonoma County, California. Truett-Hurst, Inc. is headquartered in Healdsburg, California. For more information, visit Truett-Hurst’s website (www. truetthurst.com).

Additional Information and Where to Find It

This communication is for informational purposes only. This communication is not a recommendation to buy or sell Truett-Hurst common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Truett-Hurst common stock or any other securities. Truett-Hurst has filed a tender offer statement on Schedule TO (as amended, the “Schedule TO”), including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The Offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO, in each case as amended from time to time. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials, as filed and as may be amended from time to time, because they contain important information, including the various terms of, and conditions to, the Offer. Stockholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that Truett-Hurst will be filing with the SEC at the SEC’s website at www.sec.gov or from Truett-Hurst’s website at www.truetthurst.com. In addition, free copies of these documents may be obtained by contacting D.F. King & Co., Inc., the information agent for the Offer, toll free at (888) 626-0988.